SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REJECTS DEPT OF TRANSPORT CLAIMS

Ryanair, Ireland's largest airline, today (2nd Aug) rejected the inaccurate claims made by the Dept of Transport in relation to the €3 travel tax.

Ryanair pointed out the following facts:

1.	The €10 travel tax was reduced to €3 because the EU ruled that the differential tax was illegal. The travel tax was reduced to €3 to comply with EU guidelines, not as a "jobs initiative".

2.
The Department's claim that it could not secure "solid commitments" from airlines on inbound routes or capacity is untrue.  Ryanair submitted a "solid commitment" to deliver up to 5 million additional passengers p.a. over a five year period, which would create up to 5,000 new jobs at the main Irish airports.

3.
The Department's claim that "the new routes offered were predominately to Mediterranean hotspots" is untrue in Ryanair's case, since the majority of routes offered by Ryanair were to UK and Continental (non Mediterranean) European destinations.

4.
If, as the Department claims, increasing air traffic and tourism is part of the "jobs initiative" then it should explain why outbound passengers are somehow less valuable than inbound passengers.  It is not possible to create low cost access with inbound passengers only, since any route - to be successful - needs a balance of outbound and inbound traffic to sustain it over a 12 month period.

Ryanair's Stephen McNamara said:

"The Dept of Transport's announcement of an €8.5m "marketing fund" is more of the same failed policy of the last Government, who wasted over €100m p.a. in tourism marketing monies each year, while air traffic declined by over 30%.  No marketing spend can hide the fact that the main Irish airports are high cost, and traffic will continue to decline as a result of the DAA's 40% increase in airport charges and the Government's travel tax.  The truth behind the Department's statement is that despite all the promises of "change and reform", the Dept of Transport still won't tackle the high cost DAA monopoly, which the DOT supports and protects.  At a time when other airports in Europe are lowering costs and growing, the DAA monopoly is increasing costs and its traffic is declining.  Shannon's traffic for example is now 50% less than it was just 2 years ago.

"Ryanair will continue to work with Minister Varadkar to persuade him that the blockage to tourism and jobs growth in Ireland is the travel tax and the DAA's high airport fees.  The way forward is to copy current UK policy, where the Competition Commission has demanded that the BAA monopoly be broken up, because the BAA monopoly and its inadequate regulatory regime has "adversely affected competition". Wasting millions on tourism marketing didn't work under the last Fianna Fail Government, so it is sad to see the new Government following this doomed policy and failing to deliver on its promise of "change and reform"."

For further information
please contact:                       Stephen McNamara              Joe Carmody
                                                 Ryanair Ltd                             Edelman
                                                 Tel: +353-1-8121212           Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  2 August, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary